Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CONFERENCE CALL AND TIMING OF RELEASE OF FIRST QUARTER 2013 RESULTS

(Calgary, April 24, 2013) - Pengrowth Energy Corporation announces that it expects to release first quarter 2013 financial and operating results on Wednesday, May 1, 2013 after markets close. Pengrowth will host a conference call beginning at 6:30 A.M. Mountain Time (8:30 AM Eastern) on Thursday, May 2, 2013, during which, management will review the first quarter and respond to questions from the investment community.

To participate, callers may dial (866) 226-1792 or Toronto local (416) 340-2216.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to commencement of the call to register.

A live audio webcast will be accessible through http://www.gowebcasting.com/4317

A replay of the conference call will be made available shortly after the conclusion of the call and can be accessed by dialing toll free (800) 408-3053. The passcode is 3687857.

The replay will be available until midnight eastern time on May 9, 2013.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include Cardium light oil, Swan Hills light oil and the Lindbergh thermal bitumen project. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111